SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 22, 2014

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the receipt of the Antitrust Commissioner approval of the Network Sharing Agreement with Hot Mobile

PARTNER COMMUNICATIONS ANNOUNCES THE
RECEIPT OF THE ANTITRUST COMMISSIONER
APPROVAL OF THE NETWORK SHARING
AGREEMENT WITH HOT MOBILE

ROSH HA'AYIN, Israel, May 22, 2014 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces, following the Company's press release and immediate report dated November 8, 2013 regarding the entering into a network sharing agreement with HOT Mobile Ltd. ("Hot Mobile"), a wholly owned subsidiary of Hot Telecommunication Systems Ltd., an Israeli cellular telecommunications operator (the "NSA"), that on May 22, 2014, the Antitrust Commissioner (the "Commissioner")  resolved to approve the NSA, subject to conditions.

According to the NSA, the Company and Hot Mobile (the "Companies") would create a 50%-50% joint venture (the "JV"), which would operate and develop a cellular network to be shared by both Companies (inter alia, as a result of pooling both Companies' radio access network infrastructures to create a single radio access network) (the "Shared Network"). The JV will operate to optimize the Shared Network by reducing the number of network sites, while improving network coverage and capacity and introducing new technology, in order to improve network efficiency, optimize operating costs and reduce environmental impact.

The Commissioner approved the NSA subject to conditions, the main of which are as follows:
•	Prohibition on exchange of information that is not required for the activities of the JV;

•
Limitations with respect to the serving as an officer or employee in either of the Companies concurrent with serving as an officer or employee of the JV and certain cooling off periods were set in case of transition of officers and employees from the JV to the Companies. However, this should not prevent the JV from employing employees or officers, that are currently serving as employees or officers in the Companies;

•	Rules regarding the administration and documentation of the meetings of the JV organs were set;
•
Either of the Companies shall be allowed, at any time and at its sole discretion, to engage in an agreement with a third party for the provision of cellular telecommunications services that involves use of the core network of that Company. All of the rights and obligations deriving from such service agreement shall apply solely to that Company and the JV shall not be a party to such service agreement and will not be entitled to payments payable pursuant to it;

•
After a period of seven years from the date of the Commissioner approval or after a period of six years from the issue date of all the approvals of the Ministry of Communications, whichever is earlier, the Commissioner shall be allowed to notify the Companies of the cancellation of his resolution, if he has concluded that the establishment of the JV, its existence or operations are liable to be substantively detrimental to the competition (the "Cancellation Notice"). If a Cancellation Notice is issued, a graduated layout of dismantling the JV activity was set in the Commissioner resolution, as follows:

a.	at the end of two years after the issuance of the Cancellation Notice, the JV shall cease all activity apart from the management, maintenance and operation of the passive network.
b.	at the end of five years after the issuance of the Cancellation Notice, the companies shall dismantle the JV and shall separate their assets fully and entirely.

On May 15, 2014 the Ministry of Communications ("MOC") published a policy document regarding the sharing of a broadband access network of an MRT general licensee (to which a supportive economic opinion was attached) (the "Policy Document"), the main provisions of which will be detailed below. The Company estimates that the NSA is essentially in line with the principals of the Policy Document and is in the process of obtaining the MOC approvals required for the implementation of NSA.

The Company is reviewing the content of the Policy Document and its implications.

The main provisions of the Policy Document, after an initial review:

1.	The MOC is encouraging and will continue to encourage passive sharing of network sites and masts only, and active sharing of antennas only (no sharing of spectrum) among all operators.

2.
In general, the MOC sees an advantage to active sharing on a multi-operator core network (MOCN) format (sharing of antennas, spectrum and radio equipment) over active sharing using a multi-operator radio access network (MORAN) format (sharing of antennas and radio equipment without sharing of spectrum), considering the need to increase the efficient use of the spectrum of frequencies. Nevertheless, the MOC is not ruling out the possibility that, under special circumstances, it might deem it appropriate to approve an agreement under a MORAN format.

3.
In general, the MOC will allow the sharing of transmission from cell sites to the centralized radio base stations in a bandwidth-sharing configuration. However, under exceptional conditions and at the MOC’s discretion, it might allow sharing of transmission from the cell sites to the centralized radio base stations in other cases as well.

4.
When examining individual network-sharing agreements, the MOC will take into account the considerations specified in the Policy Document which relate to four key aspects: the existing level of competition and the potential for harm to the competition, the existing and expected inventory of frequencies and how efficiently the frequencies are being used, survivability and redundancy of the networks from the national perspective, and ensuring the level of telecommunications services over time.

5.
Based on that stated above, the MOC has drafted principle guidelines that will be used to examine each individual network-sharing agreement that shall be submitted for its approval. Following are the main guidelines:

a.	Principals pertaining to the cooperating operator:
(1)
Sharing under an MOCN format will be allowed only in instances deemed to be necessary in order to sustain the existing MRT operators in the future market; i.e., this sharing will not be approved for two MRT operators with a fully deployed 3G MRT network, but will be considered in relation to a new operator with a partially deployed 3G MRT network, together with an established operator with a fully deployed 3G network.

(2)	The MOC will allow sharing under an MOCN format provided that at least three independent wireless access networks are being operated in every region in Israel.
(3)
The MRT operators cooperating in an MOCN format will be obligated to allow additional MRT operators to join the partnership under conditions that are similar to those defined for the operator having the smallest market share at the time it joined the partnership.

(4)
Each of the cooperating MRT operators will have independent decision-making on the matter of hosting an MRT operator on another network (MVNO) and any type of coordination among the operators in this regard will be prohibited. The MOC intends on prescribing conditions that will ensure that the hosting agreements will enable MVNOs to compete effectively in the market.

(5)	The sharing will in no way diminish from the cooperating operator’s responsibility for supplying MRT services to all of its subscribers pursuant to the terms of its license.
(6)
Investments in the shared access network in more advanced technology, such as 4G technology, shall be deemed as part of the fulfillment of an existing MRT operator’s obligations to deploy an independent network operating on other technologies, subject to the fulfillment of a number of conditions.

b.	Principals pertaining to management of the partnership and development of the network:
(1)	The MOC will approve network-sharing agreements for a fixed period and may extend them for additional periods, if it finds that circumstances justify doing so.
(2)
For the purpose of active sharing under an MOCN format, an independent corporation will be established that will be wholly and jointly owned by the cooperating MRT operators, whose sole purpose is to manage the joint access network for them (the "Corporation”), which shall operate under a license to be granted to it by the MOC. The joint access network will be operated using frequencies being allocated to each of the cooperating MRT operators, with no frequencies allocated separately to the Corporation. The establishment of a corporation for the purpose of network sharing in a format that is other than a MOCN will require the MOC’s approval.

(3)
Information will be exchanged solely between a cooperating MRT operator and the Corporation, to the minimum extent for the purpose of the Corporation’s operation. Information between the Corporation and any cooperating MRT operator will be forwarded in a manner that ensures that no information is leaked among the cooperating MRT operators themselves, and in such manner that will not allow any disclosure of confidential trade information about the operations of any cooperating MRT operators. No business coordination of any kind will exist between the cooperating MRT operators.

(4)	The network-sharing agreement must address how the technological development of the joint access network will be ensured.

c.	Principals pertaining to preserving a cooperating operator’s independence:
(1)
The corporation will be obligated to provide service that involves an investment to any cooperating operator who so requests, even without requiring the consent of additional cooperating operators, if the purpose of the service is a technological upgrade of the network, improving network coverage, etc.

(2)	Mechanisms will be defined to insulate against the spread of malfunctions in each of the unshared components of the public telecom networks of each of the cooperating operators.
(3)
Development of the joint radio network, which will be done at the request of some of the cooperating operators and under their financing, will be used only by those cooperating operators during a timeframe equal to the duration of the development period. Additional cooperating operators seeking to use this development will be able to do so only after the said timeframe has elapsed.

(4)
Mechanisms for dismantling and separation will be defined in advance in the network-sharing agreement, in a manner that will ensure the lowest possible exit barriers from the partnership, and that will enable each of the cooperating MRT operators to maintain quality service to consumers subsequent to the dismantling of the partnership. For the purpose of ensuring the above, when dismantling the partnership, each of the parties shall keep ownership of a particular percentage of the joint access network, and conditions can be prescribed in the network-sharing agreement for passive sharing of cell sites or national roaming over a protracted period, which will enable each of the individual operators suitable time to make arrangements for providing advanced service over time.

6.
The MOC does not intend to allow any sharing of radio infrastructure, including no sharing of transmission to radio base stations between the Bezeq Group and the Hot Group, which are the sole owners of fixed-line infrastructure in Israel.

7.
The Minister of Communications will consider revoking all or a portion of the network-sharing approvals, depending upon the circumstances, if he is convinced that harm has been caused to the level of competition in the market, to the level of coverage or to the level of service to customers.

Forward-looking statements
This press release contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "estimates", "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding anticipated benefits for the Company in terms of reduced network operating costs and accelerated improvements in its cellular network infrastructure quality and capacity as a result of entering into the network sharing agreement with Hot Mobile and any statements regarding other future events or our future prospects, are forward-looking statements. These forward-looking statements are based on management’s current beliefs and expectations, and are not guarantees of future performance. Future results may differ materially from those anticipated by these forward-looking statements in the event that, among other potential risks, credit or payment difficulties which will make it difficult for any of the parties to contribute effectively to the financing of the JV; the elimination of network sites results in lower operational savings than expected; other Israeli authorities do not approve the network sharing agreement or require changes which would render the agreement unattractive from the Company’s perspective; the JV experiences management deadlock; or the parties' existing agreements with other Israeli telecommunications companies limit the parties' ability to realize their objectives. If such risks materialize, it may not be possible to establish the JV as the parties intend or at all, the benefits from the JV may be less than anticipated, and the Company may experience unexpected costs for technical, legal or other matters which may arise in connection with its efforts to implement the network sharing agreement. For a description of other risks potentially impacting the Company’s business and strategic development, see the Company's Annual Report on Form 20-F filed with the SEC and published on the Company’s website (http://www.orange.co.il).

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR). For more information about Partner, see: www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-781-4951	Ms. Elana Holzman Head of Investor Relations Tel: +972-54-781-4383 E-mail: investors@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: May 22, 2014